NO ACT

PE 1-24-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF CORPORATION FINANCE



11006335

Received SEC

MAR 2 8 2011

Washington, DC 20549

March 28, 2011

Christopher A. Butner
Assistant Secretary and Managing Counsel
Securities/Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-28-11

Re: Chevron Corporation
Incoming letter dated January 24, 2011

Dear Mr. Butner:

This is in response to your letter dated January 24, 2011 concerning the shareholder proposal submitted to Chevron by John Harrington. We also have received a letter on the proponent's behalf dated February 28, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231

March 28, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Chevron Corporation
Incoming letter dated January 24, 2011

The proposal would amend the bylaws to establish a board committee on human rights.

We are unable to conclude that Chevron has met its burden of establishing that it may exclude the proposal in reliance on rules 14a-8(i)(1), 14a-8(i)(2), or 14-8(i)(6). Accordingly, we do not believe that Chevron may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(1), 14a-8(i)(2), or 14a-8(i)(6).

We are unable to concur in your view that Chevron may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses on the significant policy issue of human rights and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Chevron may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 28, 2010

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 254

Re: Shareholder Proposal submitted to Chevron for a by-law establishing a Board Committee on Human Rights on behalf of John C. Harrington

Dear Sir/Madam:

John C. Harrington (the "Proponent") is beneficial owner of common stock of Chevron Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated January 24, 2011, sent to the Securities and Exchange Commission by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2011 proxy statement by virtue of Rule 14a-8(i)(1) and (i)(2) (not a proper subject for action by stockholders under Delaware law, and would cause Company to violate Delaware law), Rule 14a-8(i)(6) (Company lacks authority to implement), and Rule 14a-8(i)(7) (ordinary business).

The Company also provides a letter from its special Delaware counsel, Richards, Layton, & Finger, P.A. (the RLF letter). We have reviewed the Proposal, as well as the letters sent by the Company and RLF, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2011 proxy materials and that it is not excludable by virtue of those Rules.

A copy of this letter is being emailed concurrently to Christopher A. Butner, Assistant Secretary and Managing Counsel of Chevron Corporation.

SUMMARY

The Proposal would amend the corporate by-laws of Chevron by establishing a committee of the board on human rights, subject to appointment of committee members and funding at the discretion of the Board. The Company first asserts a series of Delaware law arguments -- that it may exclude the Proposal because it is not a proper subject for action by shareholders under Delaware law, Rule 14a-8(i)(1), would cause the company to violate Delaware law, Rule 14a-8(i)(2), and as a result the Company lacks the power and authority to implement it, Rule 14a-8(i)(6). Each of these arguments is founded on the Company's erroneous conclusion that the by-law amendment is outside of shareholders' powers to enact, and therefore out of the bounds of Delaware law.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

These three Delaware law assertions come down to a single question -- whether shareholders can lawfully enact a by-law amendment creating the vehicle of a Board committee on a specific subject matter (Human Rights), subject to the discretion of the board as to whether and how to fund, direct and appoint the committee, or whether such a governance provision would restrain the discretion of the board to manage the company. The Company's position that the by-law would unlawfully restrain the discretion of the Board is unfounded in the precedents and statutory references provided by the Company. Specifically, the Company and RLF were unable to offer any precedents contesting such a narrowly circumscribed Committee by-law, where the discretion of the Board to take action to implement the Committee is fully retained by the Board. Nothing in the by-law amendment requires the Board to neglect its primary fiduciary duties to the company and its shareholders. The enactment of a by-law is an action taken by the shareholders that does not require ratification by the Board. Enactment of the Proposal is not inconsistent with the Board acting consistent with its fiduciary duties, and does not restrain the Board in any way in its discretion to act.

There is every reason to believe these issues would be resolved by the Delaware courts in support of the by-law amendment. The Company's and RLF's assertions on these points assert opinions on unsettled law, lacking in judicial precedent binding or dispositive of the matter at hand.

Finally, the Company asserts that under Rule 14a-8(i)(7) the Proposal may be excluded because it "deals with a matter relating to the company's ordinary business operations." The Proposal builds on a line of nearly identical shareholder proposals that have survived SEC Staff review on the question of ordinary business. The fact that the Proposal addresses human rights issues involved in security arrangements with governments does not render the proposal excludable, because those security arrangements are one of the most formidable social policy and human rights issues facing the Company.

In short, the Proposal complies with all aspects of Rule 14a-8 and we urge the Staff to reject the Company's arguments and disallow exclusion of the Proposal.

THE PROPOSAL

The proposal in its entirety states as follows:

To Amend Article I of the By-Laws, by inserting after Section 5, a new Section 6.

> SECTION 6. Board Committee on Human Rights. There is established a Board Committee on Human Rights, to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide, including assessing the impacts of company operations on resources and public welfare in host communities and the

relationship of company operations and resources to any government security forces that secure company operations in those communities.

The Board of Directors is authorized, by resolution, in its discretion and consistent with these By Laws, the Articles of Incorporation and applicable law to: (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt a charter to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the findings of the Board Committee, and (5) any other measures within the Board's discretion consistent with these By-Laws and applicable law. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

Supporting Statement:

The proposed by-law would establish a separate Board Committee on Human Rights, which would elevate board level oversight and governance regarding human rights issues raised by the company's activities and policies. Human rights abuses have been alleged in association with Chevron operations in the U.S., Angola, Australia, Burma, Canada, Chad, Cameroon, Colombia, Venezuela, Ecuador, Indonesia, Iraq, Kazakhstan, Turkmenistan, Nigeria, the Philippines, Thailand, Azerbaijan, Georgia, Turkey, and Mexico.

The company currently has a Human Rights policy and subscribes to the Voluntary Principles on Security and Human Rights. However, the extent of Board level oversight of continuing human rights challenges facing the company is considered inadequate by the proponent. Although the board currently may address some human rights challenges facing our company through the public policy committee's broader mandate to address social and environmental issues. The proponent believes the issues facing the company regarding human rights concerns in the communities in which it operates are so severe that they merit oversight of a separate board committee with a more specific fiduciary mandate on human rights. In defining "human rights," proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmark or reference documents.

The proposed by-law would establish the vehicle of a Board Committee, but would leave the process of appointment and implementation of the Committee to the full board Board of Directors.

ANALYSIS

I. THE COMPANY HAS NOT MET ITS BURDEN OF PROOF REGARDING VIOLATIONS OF DELAWARE LAW.

In the Proponent's opinion, the Company has overreached and wasted valuable corporate assets opposing this proposal. This is behavior seems to the Proponent to be consistent with other recent activities of the Company, demonstrating hostility toward greater boardroom and annual meeting accountability on the various issues of human rights that plague the Company. The Company allegedly even went as far at last year's meeting as excluding duly designated proxy holders seeking to assert human rights issues. [1]

The Proponent believes the current behavior of the Company, is a "circle the wagons approach" to human rights, and placing the corporate reputation and finances of the Company at risk from human rights related risks and liabilities. The Proposal is intended to create a governance framework calculated to encourage the Board to give greater priority to the issues of human rights.

The Proponent is well aware that a shareholder proposal can only, however, "lead the horse to water, it cannot make it drink." The Proposal sets forth a governance framework for the Board to give priority to scrutinizing the Company's human rights issues. However, it reserves all powers and discretion of the Board to fill and fund the Committee, or for that matter, for the Board to refuse to do so.

The company and its counsel argue that the Proposal can be excluded from the Proxy because pursuant to Rule 14a-8(i)(1) and (2) it would violate Delaware law, would cause the Company to violate Delaware law, and as a result of the foregoing, that the company lacks the power to implement the by-law pursuant to Rule 14a-8(i)(6). In their letters, however, Company and RLF fail to closely examine the language of the Proposal, but instead provide a boilerplate argument that by-law amendments creating committees on a particular topic cross the line into the discretionary territory of the board. Both the Company and RLF notably neglect to attend to and analyze the specifics of the Proposal, which reserves to the Board the essential powers of implementation. We believe that is because under the circumstances of the Proposal RLF is unable to find relevant precedent.

The Company's Delaware counsel notes, and dismisses in passing, one clause of the proposal stating that the Board's managerial powers are reserved. The RLF letter asserts that the clause that clarifies that the bylaw cannot "restrict the power the board to manage the business and affairs of the company" "merely acknowledges that the Proposal infringes on the Board's managerial power under Delaware law and does not remedy this problem in a way that would enable Chevron to implement this Proposal without requiring the committee to undertake the prescribed review in the prescribed manner." However, at the same time, RLF

[1] http://blogs.ft.com/energy-source/2011/01/24/arrests-unlikely-to-curb-chevron-shareholder-meeting-protests/

notably neglects the extensive language of the proposal interlocked with the above reservation clause, in which specific managerial powers of the Board are clearly and consistently reserved to the board. Since the creation of the committee is a shell governance structure which will only become effective if and when the board acts to appoint the committee and fund its work, the by-law amendment represents a governance framework only, and not a usurpation of the fiduciary or managerial duties of the Board. Decisions regarding whether and how the committee would meet, and scoping of its duties, are retained by the Board.

A. Shareholder rights to amend by-laws are strongly supported yet poorly defined by existing Delaware statutory law and court decisions.

The Proposal is positioned within the standing contest between two conflicting concepts in the Delaware corporation law. On the one hand, the directors are charged with the management of the affairs of the company.[2] On the other hand, the directors work for the shareholders, and the shareholders have a set of tools for enforcing that relationship through governance, including the right to amend the corporate by-laws, and voting on director positions. The current proposal negotiates this arena of conflict by establishing a governance mechanism, a Board Committee, but leaving the directors and management in charge of managerial decisions such as appointing the Committee members, spending money, and adopting resolutions to define or limit the scope of duties of such committee.

Under Delaware law, shareholders have the authority to adopt or amend the corporation's by-laws: **"After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal by-laws shall be in the stockholders entitled to vote."** 8 Del Code sec. 109 (a). Section 109 further provides:

> (b) **The by-laws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.** (8 Del. C. 1953, § 109; 56 Del. Laws, c. 50; 59 Del. Laws, c. 437, § 1.)

With the exception of the above language, the statute is noticeably silent on almost every aspect of by-law amendment by shareholders. The Company's letter and its opinion of Delaware counsel are notable in their failure to show any precedent finding that shareholders cannot amend the by-laws to create a committee on a specific subject matter, reserving appointment and expenditure decisions to the discretion of the Board. Also, the fact that the by-laws of the Corporation provide a mechanism for the board to

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[2] 88 Del. C. § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."); see also *Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("[T]he bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

amend by-laws and appoint committees does not override the statutory authorization of shareholders to amend the by-laws to establish a particular committee.

Much has been written about the difficulty of harmonizing section 141 of Delaware General laws and section 109, and about the dearth of judicial precedents which do so. Depending on which of these two statutory provisions are placed in the foreground, interpretation of the Delaware statutes may lead to a conclusion that almost nothing can go into by-laws enacted by shareholders (essentially the Company's position), or that nearly anything can. An article by Professor John C. Coffee Jr.[3] is widely cited as the best attempt to discern, based on the limited case law as well as the language of Delaware statutes, the appropriate lines of demarcation between acceptable and unacceptable by-law amendments, and how they may place limitations on directors' managerial power. In his analysis, he suggests that unacceptable by-law amendments would, among other things, address "ordinary business decisions," regulate specific business decisions, and decide points of substance, while acceptable by-law amendments would relate to "fundamental" issues, would relate to a broad and generically defined class of cases, or would relate primarily to procedure or process rather than substance. John C. Coffee, Jr., "The By-law Battlefield: Can Institutions Change the Outcome of Corporate Control Contests?" 51 U. Miami L. Rev. 605, (1997). The present Proposal falls in the latter group – it does not attempt to direct any particular ordinary business decision, certainly does not dictate the outcome for any specific case facing the Company, and it exists to create a *process* for governing consideration of a set of issues that are being posed to the Company by public policy.

The Company asserts that the directors' fiduciary duty requires them to decide whether creating a committee on Human rights is in the interests of the company and its shareholders, and that the shareholders cannot enact a by-law amendment that would take this power away from them. However, under Delaware law, the directors work for the shareholders, not the other way around.[4] If shareholders want their board to examine the effect

3 The SEC's website provided Professor Coffee's biography for his appearance at a 2007 SEC roundtable on the proxy process: "According to a recent survey of law review citations, Professor Coffee is the most cited law professor in law reviews in the combined corporate, commercial, and business law field." http://www.sec.gov/spotlight/proxyprocess/bio/jccoffee.pdf Professor Coffee is the Adolf A. Berle Professor of Law at Columbia University Law School and Director of its Center on Corporate Governance. He has been repeatedly listed by the National Law Journal as among its "100 Most Influential Lawyers in America."

4 Consider the recent decision in *UniSuper Ltd. v. News Corp.*, No. 1699-N (Del. Ch. 20 December 2005). There, the Delaware Court of Chancery rejected the expansive view of board power. That case involved a contract in which the News Corporation agreed to give shareholders a vote on a poison pill in certain situations. When the company reneged on the contract, the shareholders sued. The company defended (as here) by arguing that the contract interfered with the board's right to manage the affairs of the company. The court disagreed. The Chancellor stated that Delaware law "vests managerial power in the board of directors because it is not feasible for shareholders, the owners of the corporation, to exercise day-to-day power over the company's business and affairs." *UniSuper*, 2005 Del. Ch. 20 LEXIS at *25. However, when shareholders vote to assert control over a company's business, "the board must give way," because the "board's power – which is that of an agent's with regard to its principal – **derives from the shareholders who are the ultimate holders of power under Delaware law.**" *Id.* at *25 (emphasis added).

of the Company on human rights, it is not the board's job to save shareholders from themselves. The directors' fiduciary duties are amply preserved by enabling them to decide whether to appoint the committee, whether to fund it, and any scope of activities of such committee.

As the Division has said, in such a situation where the Company has failed to profer precedents applicable to the Proposal, it "cannot conclude that state law prohibits the by-law when no judicial decision squarely supports that result." *Exxon Corp.* (February 28, 1992). The Division has repeatedly refused to issue no action relief based on unsettled issues of state law. See, e.g., *PLM Intern'l, Inc.*, SEC No-Action Letter, 1997 WL 219918 (April 28, 1997) ("The staff notes in particular that whether the proposal is an appropriate matter for shareholder action appears to be an unsettled point of Delaware law. Accordingly, the Division is unable to conclude that rule 14a-8(c)(1) may be relied upon as a basis for excluding that proposal from the Company's proxy materials"). See also, *Halliburton Company* (March 9, 2007) (The proposal would amend the company's by-laws to require shareholder approval for future executive severance agreements in excess of 2.99 times the sum of the executive's base salary plus bonus). If the staff did not find that the *Halliburton* resolution would violate the Board of Directors' ability to manage the company, the results would be even more so in the present case where the resolution is directed solely towards a structural decision for governance on a very large and important policy question. See also *Technical Communications, Inc.* (June 10, 1998); *PG&E Corp.* (January 26, 1998); *International Business Machines Corp.* (March 4, 1992); *Sears Roebuck & Co.* (March 16, 1992).

B. Shareholders have a right to amend the by-laws to establish a board committee on a specific subject matter, as long as they do not unlawfully interfere with the duties of the board to manage the affairs of the company. The present proposal, with its limiting language, exercises that right appropriately under Delaware law.

The Company argues repeatedly that the by-law amendment proposal would interfere with the ability of the Board to manage the company as it sees fit. For instance, the Company's letter notes, "The Proposal would force the Directors to undertake a course of action that clearly falls within their sole managerial prerogative and substantive decision-making, i.e. the decision of what issues the Board and Chevron should focus on and what resources should be expended for the benefit of stockholders." Further, the Company asserts the Proposal would violate Delaware law because it would "require Chevron's Directors to consider constituencies and factors other than the best interest of Chevron and its stockholders even without a finding that there any rationally related benefits accruing to Chevron or its stockholders from the consideration of such constituencies and factors."

Contrary to these assertions, the by-law amendment proposal explicitly reserves these powers of management of the affairs of the Company to the Board of Directors itself, and preserves the full authority of the Board to act consistent with its fiduciary duties:

• Unless the Board, in exercising its discretion, appoints committee members, the committee would not even begin deliberation.

• The Board of Directors, not the committee, would have to authorize any expenditures, in order for the committee to spend any money, including spending needed in order for the committee to meet and act. "The Board Committee on Human rights shall not incur any costs to the company except as authorized by the Board of Directors."

• The Board is free to prescribe the scope of activities and investigation of the committee. Indeed, the discretion of the board is repeatedly preserved in the by-law: "The Board of Directors is **authorized**, by resolution, **in its discretion** and consistent with these By Laws, the Articles of Incorporation and applicable law to: (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt a charter to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the findings of the Board Committee, and (5) any other measures **within the Board's discretion** consistent with these By-Laws and applicable law."

• The board committee **may or may not issue reports**. The issuance of such reports is discretionary.

• "Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company or its authority under the corporate articles of incorporation, by-laws, and applicable law." This clause reinforces the other clauses above it, negating the Company's asserted issue dictating the "management of the company." The creation of the committee cannot be read to infer additional duties of action, because any such inference is negated by the provisions of the by-law amendment which states that the Board of Directors retains its full discretion to manage the company. The Company and its counsel did not argue that there would, for instance, be a possibility of shareholder injunctive relief forcing the Company to appoint the committee or take any other specific substantive actions. The language of the Proposal contains redundant limitations that would foreclose such a scenario.

• Finally, it should be recognized that the Board would not be precluded from adopting a resolution to refine the scope of the committee, or amending the by-law to alter or even eliminate the committee in question. In short, the by-law amendment leaves so much flexibility to Board of Directors that it must be understood as a permissible "process" or governance structure amendment, rather than an impermissible tying of the Board's hands.

The Supporting statement reinforces the terms of the by-laws itself, making it clear that "The proposed by-law would establish the vehicle of a Board Committee, but would leave the process of appointment and implementation of the Committee to the full board Board of Directors."

Thus, the by-law amendment does nothing more or less than put in place a structure of accountability for the many emerging issues concerning the impact of the Company on human rights. It requests this accountability in a form that does not deny the existing legal and fiduciary obligations of the board to the shareholders. Instead, it provides what the proponents believe to be a reasonable structure to encourage the board to give higher priority to discussions and accountability for these issues. **No business decisions would be made as a result of the by-law's enactment in the absence of the exercise of board discretion; nothing in the Proposal prevents the Board from exercising its discretion consistent with its fiduciary duties.**

C. Delaware precedent supports shareholder franchise regarding by-law amendments and Board committees.

Notably, the RLF opinion declines to cite one of the few Delaware judicial rulings which directly addressed the question of the power of the shareholders to take action relating to by-laws and Board Committees. That judicial ruling found that shareholders were indeed able to amend by-laws relative to committees. *In Hollinger Intern., Inc. v. Black,* 844 A.2d 1022 (Del. Ch. 2004), aff'd, 872 A.2d 559 (Del. 2005) a shareholder-enacted by-law **abolished a board committee created by board resolution,** and yet it was found that this does not impermissibly interfere with the board's authority under Section 141 (c). The committee formed and abolished in that instance was a Corporate Review Committee ("CRC"), given broad authority to act for the company and to adopt such measures as a shareholder rights plan.

Hollinger notes, with great relevance to the present matter, that there is a hierarchy of actions under the law, and that a by-law amendment related to a committee trumps a Board resolution in that hierarchy:

> Here, International argues that the By-law Amendments run afoul of *ß 141(c)(2)* because that provision does not, in its view, explicitly authorize a by-law to eliminate a board committee created by board resolution. By its own terms, however, *ß 141(c)(2)* permits a board committee to exercise the power of the board only to the extent "provided in the resolution of the board . . . or in the by-laws of the corporation." As the defendants note, the statute therefore expressly contemplates that the by-laws may restrict the powers that a board committee may exercise. This is unremarkable, given that by-laws are generally thought of as having a hierarchical status greater than board resolutions, and that a board cannot override a by-law requirement by merely adopting a resolution. *Hollinger* at 1080.

Consistent with that ruling, it is logical to believe that the Delaware courts would find as part of the hierarchical relationship between resolutions and by-laws that there are few limits to the shareholder's ability to create committees. While the statute allows that the Board of Directors "may" designate committees through resolutions, the ability of the shareholders to adopt by-laws stands in a higher position in the hierarchy of powers, and the resolution power must give way to the shareholders' by-law amendment power.

Since shareholders are able to *eliminate* committees created by the board of directors, it is logical that the courts would also find they would have the power to create them, and for that matter, to create committees to address a specific policy area. This would especially be the case where as in the present matter, the bylaw amendment does not commit the Board to acting without further exercise of its discretion. The court in *Hollinger* also noted: "**Sections 109 and 141, taken in totality, make clear that by-laws may pervasively and strictly regulate the process by which boards act, subject to the constraints of equity.**" *Hollinger* at 1078-79.[5]

Another recent precedent regarding shareholder-enacted by-laws, this one cited by the company, also merits attention. *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 239 (Del. 2008) held that a stockholder-proposed by-law that would have required the corporation to reimburse certain stockholders for their proxy expenses would violate Delaware law if adopted because it would "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate"). However, the by-law amendment in that case committed the management to **incurring particular expenses**. In contrast, the present resolution explicitly rules out any expenses being incurred without following the normal procedures of the Board pursuant to the by-laws. The present by-law amendment is entirely and intentionally distinguishable; it expressly states that no expenditures shall be made or incurred except consistent with the by-laws. The Board of Directors retains its full right to approve of expenditures under this by-law amendment and thus does not encroach on the managerial powers of the Board and management.

D. The Proposal does not open the floodgates to proposals that micromanage companies. The ordinary business exclusion ensures that.

The RLF letter asks, if this Proposal were allowed to appear on the proxy, what would stop shareholders from "proposing to form a committee of the Board to decide every other substantive business decision that the Board is tasked with making?" We believe from the standpoint of the SEC the pivotal deciding principle regarding that question is whether such a Proposal impermissibly addresses ordinary business. Rule 14a-8(i)(7). Since the current Proposal does not, and also does not interfere with the discretion of the Board to manage the Company, it does not violate law, SEC rules or common sense to allow it to appear on the proxy.

To summarize, the Delaware law question posed by the Proposal is whether the shareholders can create a legal committee structure for a major public policy challenge facing a company, while reserving managerial discretion and ultimately

[5] In *Hollinger*, the Court ultimately found that the by-law amendment though generally permissible under the statutory framework was adopted for inequitable purposes and could therefore be struck down on that basis. No such allegation is made by the Company with regard to the present proposed by-law amendment.

the decision of whether to take any action at all, through the spending, appointment and scoping power of the Board. This is an unsettled area of Delaware law; the Company has not provided any precedents to prove otherwise, and there are significant state court precedents implying that such a Proposal is likely to be found to be consistent with Delaware law and not in violation.

II. THE PROPOSAL IN ITS ENTIRETY RELATES TO MAJOR PUBLIC POLICY ISSUES FACING THE COMPANY, NOT EXCLUDABLE ORDINARY BUSINESS.

Next, the Company asserts that the Proposal relates to the Company's ordinary business operations. The Company acknowledges that the Staff has previously found by-law amendments by the Proponent seeking board committees on human rights at other companies to be nonexcludable over ordinary business objections. See e.g., *Bank of America Corp.* (avail. Feb. 29, 2008); *Yahoo! Inc.* (avail. April 16, 2007). The present by-law amendment is modeled upon those previously allowed by-law amendment proposals.

The Company asserts that the current Proposal is distinguishable from the previously allowed proposals, because it specifically addresses the need for the Committee to address the Company's arrangements with foreign security forces in the countries in which it does business. However, addressing the human rights implications of those arrangements is a pivotal social policy issue and core to the Company's human rights challenges. Thus, the Proposal in its entirety addresses a significant policy issue and is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies and therefore is not excludable under the micro-management criteria. Accordingly, it is not excludable under the ordinary business rule.

A. <u>Human rights, including human rights related to security arrangements with foreign governments, is a significant policy issue for Chevron.</u>

Human rights concerns and the need for the Company to manage them has a clear nexus to Chevron. Chevron has encountered numerous human rights challenges throughout its ventures across the world. Human rights abuses associated with its operations have been alleged in the U.S., Angola, Australia, Burma, Canada, Chad, Cameroon, Colombia, Venezuela, Ecuador, Indonesia, Iraq, Kazakhstan, Turkmenistan, Nigeria, the Philippines, Thailand, Azerbaijan, Georgia, Turkey, and Mexico. Pollution and land use change resulting from energy extraction threaten both health and livelihoods, leading to numerous protests and legal challenges by communities from Alaska to Australia.[6]

Chevron has been the target of high visibility lawsuits alleging human rights abuses. Most notably, Ecuadorean plaintiffs represented by the U.S. law firm Patton Boggs filed a lawsuit against Chevron in 1993, citing unlined toxic waste pits and other health hazards left untreated by its predecessor, Texaco, which operated in Ecuador between 1964 and 1992.

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[6] See http://www.business-humanrights.org/Categories/Individualcompanies/C/Chevron

Earlier this year Chevron was assessed an $8.6 billion fine (plus another $8.6 billion in punitive damages) in Ecuadorian courts. The plaintiffs have appealed this reward as inadequate.[7] The Company is also engaged in various challenges and legal efforts to prevent this fine from being effective.

Other concerns include the flow of Chevron's revenue toward governments that threaten human rights. Funds from the company have been alleged to flow to numerous repressive governments, such as those of Burma and Angola. Similarly, in 2001, it became known that the Chad government used the $25 million signing bonus it received from Chevron to purchase weapons. The company also continues to seek access to oil reserves in other repressive and opaque countries, such as Turkmenistan.

A related concern is the company's use of government security forces to protect its operations, a practice that allows governments to act against communities. Numerous portraits of the Company's human rights record include prominent discussion of the issue of its relationship to security forces. Institutional Shareholder Services noted, "Chevron and its subsidiaries have paid local police and military forces to protect its operations. Because of these relationships with local security forces, Chevron and its subsidiaries have been accused of complicity in human rights abuses committed by these forces."

In Burma (Myanmar), where the state is controlled by a military dictatorship, the Company stands accused of complicity with the military involving forced labor, among other violations.[8] The Yadana gas project owned by Chevron after its takeover of Unocal, "generated considerable controversy due to allegations of complicity with the actions of the military, including those relating to forced labour and other serious violations."[9] Human rights organizations have witnessed soldiers committing numerous abuses against citizens near the project site, such as demanding forced labor and driving people off their property. In fact, "Chevron's operations provide significant revenues to the Myanmar Regime…that has ruled Burma for several decades and is considered one of the worst human and trades union rights offenders in the world."[10]

Chevron inherited Unocal's Burma interests when the two companies merged in 2005. Prior to that merger, villagers in Burma had sued Unocal in the US under the Alien Tort Claims Act.[11] The successive military governments of first Burma and now Myanmar have a

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[7] http://uk.reuters.com/article/2011/02/17/us-ecuador-chevron-idUKTRE71G4S020110217

[8] Vivienne Walt, "Chevron, Total Accused of Human-Rights Abuses in Burma," *Time*, July 6, 2010, http://www.time.com/time/world/article/0,8599,2001962,00.html (accessed February 17, 2011).

[9] Human Rights and Business Dilemmas Forum. http://human-rights.unglobalcompact.org/dilemmas/security-forces-and-human-rights/

[10] Human Rights and Business Dilemmas Forum. http://human-rights.unglobalcompact.org/dilemmas/security-forces-and-human-rights/

[11] Amy Goodman, "Chevron supports Myanmar's brutal regime," *Seattle PI*, October 3, 2007, http://www.seattlepi.com/opinion/334126_amy04.html (accessed February 10, 2011); EarthRights International, "The Yadana Pipeline," http://www.earthrights.org/campaigns/yadana-pipeline (accessed February 10, 2011). Although the Ninth Circuit granted a re-hearing en banc, thus suspending the opinion (*Doe v. Unocal Corp., 395*

long and well-known history of imposing forced labor on their citizens. *See, e.g., Forced labour in Myanmar (Burma): Report of the Commission of Inquiry appointed under article 26 of the Constitution of the International Labour Organization to examine the observance by Myanmar of the Forced Labour Convention, 1930 (No. 29)* Parts III. 8, V. 14(3) (1998) (describing several inquiries into forced labor in Myanmar conducted between 1960 and 1992 by the International Labor Organization, and finding "abundant evidence . . . showing the pervasive use of forced labour imposed on the civilian population throughout Myanmar by the authorities and the military"), http://www.llo.org/public/ english/standards/relm/gb/docs/gb273/myanmar.htm.

The U.S. State Department similarly describes the harsh treatment of the Burma military in its 2009 Human Rights Report:

> The regime continued to abridge the right of citizens to change their government and committed other severe human rights abuses. Government security forces allowed custodial deaths to occur and committed extrajudicial killings, disappearances, rape, and torture.[12]

In Nigeria, Chevron is accused of paying police and military personnel to fire on protestors.[13] The JTF has been deployed as a response to kidnappings and the theft of

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F.3d 392 (9th Cir 2002)) of the three judge Ninth Circuit panel that had decided the case after full argument, that panel had found that there was credible evidence that Unocal had been complicit in the use of the forced (slave) labor by the Burma military in connection with construction of the pipeline (no subsequent opinion was issued by the full en banc judges since the case was apparently settled in the interim). The panel's opinion stated:

> It is undisputed that the Myanmar Military provided security and other services for the Project, and that Unocal knew about this. The pipeline was to run through Myanmar's rural Tenasserim region. The Myanmar Military increased its presence in the pipeline region to provide security and other services for the Project. A Unocal memorandum documenting Unocal's meetings with Total on March 1 and 2, 1995 reflects Unocal's understanding that "four battalions of 600 men each will protect the [pipeline] corridor" and "fifty [*9] soldiers will be assigned to guard each survey team." A former soldier in one of these battalions testified at his deposition that his battalion had been formed in 1996 specifically for this purpose. In addition, the Military built helipads and cleared roads along the proposed pipeline route for the benefit of the Project
>
> There is also evidence sufficient to raise a genuine issue of material fact whether the Project *hired* the Myanmar Military, through Myanmar Oil, to provide these services, and whether Unocal knew about this. . . .
>
> Plaintiffs also allege in furtherance of the forced labor program just described, the Myanmar Military subjected them to acts of murder, rape, and torture. For instance, Jane Doe I testified that after her husband, John Doe I, attempted to escape the forced labor program, he was shot at by soldiers, and in retaliation for his attempted escape, that she and her baby were thrown into a fire, resulting in injuries to her and the death of the child. Other witnesses described the summary execution of villagers who refused to participate in the forced labor program, or who grew too weak to work effectively. Several Plaintiffs testified that rapes occurre as part of the forced labor program. For instance, both lane Does II and III testified that while conscripted to work on pipeline-related construction projects, they were raped at knife-point by Myanmar soldiers who were members of a battalion that was supervising the work. Plaintiffs finally allege that Unocal's conduct gives rise to liability for these abuses.

[12] U.S. State Department, "2009 Human Rights Report: BURMA," Bureau of Democracy, Human Rights, and Labor, March 11, 2010, http://www.state.gov/g/drl/rls/hrrpt/2009/eap/135987.htm

[13] Karen Gullo, "Chevron Denies Blame for Killings at Nigeria Platform Protest," *Bloomberg,* November 26, 2008, http://www.bloomberg.com/apps/news?pid=newsarchive&sid=a6574U58q3vo&refer=africa

crude oil in the Niger Delta meant to gain greater control over the area's resources, as the State Department's 2009 Human Rights Report notes:

> Government authorities responded to kidnappings in the Niger Delta by deploying the JTF, which used excessive force and engaged militants and criminals in gun battles. Such battles resulted in deaths and injuries, widespread civilian displacement, destruction of communities and property, and decreased security during the year.
>
> * * *
>
> During the year the Joint Task Force (JTF), a unit formed in 2003 to restore stability in the Niger Delta and composed of elements of the military, police, and security services, conducted raids on militant groups and criminal suspects in the Niger Delta, resulting in numerous deaths and injuries. Credible reports also indicated that military personnel and paramilitary mobile police carried out summary executions, assaults, and other abuses across the Niger Delta.[14]

And according to an Amnesty International report:

> On February 4, 2005 soldiers from the Joint Task Force, government troops responsible for Chevron's security, fired on about 200 demonstrators at the [Chevron] terminal... [One person was killed and] at least 30 others were injured.... Neither Chevron nor the security forces provided adequate assistance or transport to the injured. The Nigerian Government and Chevron have also not carried out any investigation of the incident... [and Chevron] expressed no intention of taking steps to avoid similar incidents in the future.

That incident followed one in 1999 in which approximately 74 villagers from Opia either died or permanently disappeared in a military raid, and a similar incident occurred at Ikenyan a few hours later. It was reported (see www.bicusa.org/en/Article.3437.aspx) that the World Bank had begun an investigation of a claim by twelve Nigerian communities that Chevron's operations have destroyed their communities, leading them to request the investigation.

According to the Business and Human Rights Resource Centre, a Nigerian NGO, Socio-Economic Rights and Accountability Project (SERAP), claimed in July 2009 that oil extraction in the Nigerian Delta by multiple companies including Chevron resulted in numerous human rights violations, including the torture and killing of Nigerian villagers by soldiers and police employed by the oil company. The ECOWAS regional court ruled in January 2011 that it only had jurisdiction over the Nigerian National Petroleum Corporation and the Nigerian Federal Government, but not the other oil companies

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(accessed February 17, 2011).

[14] U.S. State Department, "2009 Human Rights Report: Nigeria," Bureau of Democracy, Human Rights, and Labor, March 11, 2010, http://www.state.gov/g/drl/rls/hrrpt/2009/af/135970.htm

involved in the suit.[15]

B. <u>The issue of relationships to foreign security forces as a human rights issue is central to the human rights issues facing the Company, and therefore is not a matter of ordinary business.</u>

The fact that the proposal addresses a significant policy issue seems not to be contested by the Company, nor the fact that proposals which seek a Board Committee on Human Rights have been found to be not excludable under prior ordinary business challenges. However, the Company asserts that the current Proposal is distinguishable from the previously allowed proposals because it mentions the need for the Committee to address the Company's arrangements with foreign security forces in the countries in which it does business. As demonstrated above, this issue is a core human rights challenge for the Company, typically filling about half of the discourse about human rights concerns regarding the Company. Moreover, in the context of the Proposal, this aspect of the Proposal cannot be understood as asking the Board Committee to address the issue of arrangements with foreign security forces in general, but only as it relates to the charge of the Committee which is in the context of human rights issues.

Parsing the language of the Proposal, it is apparent that the only extent of security arrangements to be probed by the committee are where they affect human rights. The "Board Committee on Human Rights," would be charged with reviewing "the implications of company policies, above and beyond matters of legal compliance, ***for the human rights of individuals in the US and worldwide, including*** assessing the impacts of company operations on ... host communities and the relationship of company operations and resources to any government security forces that secure company operations in those communities." Thus, the Proposal does not ask the Committee to probe into security arrangements other than where they affect the human rights of individuals in the US and worldwide. As such, it does not extend into mundane, ordinary business questions.

The Company's relationship with security forces in the countries in which it does business is one of its key human rights issues. Although the Company has endorsed a voluntary code to address the human rights issues related to security concerns, concerns related to human rights violations due to security forces protecting the Company's facilities have persisted as an issue. As discussed on the website, *Business and Human Rights*, in countries that the Company does business, employing public security forces can be necessary; however, these security forces often have an extended record of human rights abuse.[16] With

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[15] Business & Human Rights Resource Centre, "Business & human rights in Anglophone Africa – A round-up of recent developments," February 2011, http://www.business-humanrights.org/media/documents/anglophone-africa-briefing-feb-2011.pdf (accessed February 10, 2011); Socio-economic Rights & Accountability Project, "N' Delta: FG, NNPC can be sued but not Shell, ELF, Chevron, & Total, rules ECOWAS Court," http://www.serap-nigeria.org/news-update/n'-delta-fg-nnpc-can-be-sued-but-not-shell-elf-chevron-total-rules-ecowas-court/ (accessed February 10, 2011).

[16] Human Rights and Business Dilemmas Forum. http://human-rights.unglobalcompact.org/dilemmas/security-forces-and-human-rights/

weak governments and little to no civilian oversight, security forces can and will act independently, often to the predictable detriment of human rights. In the Company's case, it has sometimes also been asserted that security forces are acting on direct instructions or influence of the Company. A Company may need to act affirmatively to prevent human rights abuses from being conducted by a government on its behalf or for its benefit, if the company seeks to ensure that it is respecting human rights and that its reputation is not jeopardized by perceived collaboration in government brutality.

Notably, in 2008, the Company attempted to challenge on ordinary business grounds a Proposal which addressed similar issues, encompassing the current concerns. The staff found that the Proposal, asking the Board to prepare report on the policies and procedures that guide Chevron's assessment of host country laws and regulations with respect to their adequacy to protect human health the environment and our company's reputation, did not constitute an impermissible incursion into ordinary business. *Chevron (March 18, 2008)*

Once a human rights issue elevates the social policy nature of a proposal, even an issue as mundane as business relationships can be deemed nonexcludable. For instance, in *Citigroup Inc.* (February 9, 2001) the Staff permitted a proposal, over ordinary business objections, that requested a report to shareholders describing the company's relationships with any entity that conducts business, invests in or facilitates investment in Burma. That proposal also sought specific information about the company's relationship with Ratchaburi Electricity Generating Co. of Thailand, as well as *explaining why these relationships did not violate U.S. government sanctions.* See also *Kohl's Corp.* (March 31, 2000) (Staff allowed a proposal that sought a report on the company's vendor standards and compliance mechanisms in the countries where it sources).

If a resolution does incidentally touch on ordinary business matters in the course of principally addressing a social policy issue it may nevertheless the found by the staff to be not excludable as relating to ordinary business matters. See, e.g., *ITT Corp.* (avail. Mar. 12, 2008) (proposal requesting report on foreign military sales with suggested items to be included was not excludable); *Bemis Co., Inc.* (avail. Feb. 26, 2007) (proposal requesting a report reviewing the compensation packages provided to senior executives, including certain specified considerations enumerated in the proposal was not excludable).

In contrast to the present proposal, the ordinary business precedents cited by the Company as impermissible incursions of a social policy resolution into an area of ordinary business involved proposals that requested disclosures or action on individual items that were not themselves significant social policy issues. For instance, ***Walmart Stores*** (March 15, 1999) was found excludable under the ordinary business exclusion because it asked for, among the list of disclosure requests related to supply chain issues that would have been social policy issues, "3. Policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage." This was an archetypal ordinary business issue, and a striking contrast to the current Proposal which only seeks attention to "security arrangements" with foreign governments to the extent that they relate to human rights concerns. The same was the case in *Union Pacific* (February 25, 2008) which sought disclosure in the annual proxy statement of information relevant to the company's efforts to safeguard the security of their operations–not only related to terrorist attacks, but also "other homeland security incidents." The company effectively argued that this constituted a request for disclosure of overall safety programs, a massive, ordinary business concern. In *Medallion Financial* (May 11, 2004) the proposal not only requested information regarding alternatives related to potential sale of the company, but also other alternatives to "maximize shareholder value," an obvious ordinary business consideration.

As one can glean from these examples, these were proposals which strayed outside the lines of a permissible issue, and therefore were found excludable under the ordinary business exclusion. By contrast, the current proposal touches on an issue which might generally be deemed to address ordinary business, security arrangements with foreign governments, but can only be understood to address this issue to the extent it relates to the significant policy issue of human rights.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(1), Rule 14a-8(i)(2), Rule 14a-8(i)(6), or Rule 14a-8(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: John C. Harrington
Christopher A. Butner, Chevron, cbutner@chevron.com



Christopher A. Butner
Assistant Secretary &
Managing Counsel,
Securities/
Corporate Governance

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583
Tel: 925-842-2796
Fax: 925-842-2846
Email: cbutner@chevron.com

January 24, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Chevron Corporation
Stockholder Proposal of John C. Harrington
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Chevron Corporation ("Chevron") intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John C. Harrington (the "Proponent").

Pursuant to Rule 14a-8(j), we have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Chevron intends to file its definitive 2011 Proxy Materials with the Commission and have concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to Chevron.

THE PROPOSAL

The Proposal, received on December 14, 2010, and attached to this letter as **Exhibit A** together with related correspondence from the Proponent, is as follows:

RESOLVED: To amend Article I of the By-Laws, by inserting after Section 5, a new Section 6.

SECTION 6. Board Committee on Human Rights. There is established a Board Committee on Human Rights, to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide, including assessing the impacts of company operations on resources and public welfare in host communities and the relationship of company operations and resources to any government security forces that secure company operations in those communities.

> The Board of Directors is authorized, by resolution, in its discretion and consistent with these By-Laws, the Articles of Incorporation and applicable law to: (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt a charter to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the findings of the Board Committee, and (5) any other measures within the Board's discretion consistent with these By-Laws and applicable law. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from Chevron's 2011 Proxy Materials pursuant to

- Rules 14a-8(i)(1) and (i)(2), because the Proposal is not a proper subject for action by stockholders under Delaware law, and, moreover, because the Proposal would cause Chevron to violate Delaware law;
- Rule 14a-8(i)(6) because Chevron would lack the power and authority to implement the Proposal; and
- Rule 14a-8(i)(7) because the Proposal deals with matters related to Chevron's ordinary business operations.

Background

Chevron actively addresses human rights issues in its operations through Board-level and executive level committees. Chevron's Board Public Policy Committee considers policies, programs and practices concerning a broad array of public policy issues, including human rights. In addition, Chevron's Global Issues Committee, which is a subcommittee of the Executive Committee, identifies and develops policies on global issues of significance to Chevron, such as the updated and comprehensive Human Rights Policy adopted by Chevron in December 2009. This policy is supported by an implementation plan, defined roles and responsibilities, and Public Policy Committee and management oversight and guidance. The Committee routinely solicits the input of internal and external experts to develop these policies.

ANALYSIS

The Proposal May Be Excluded under Rules 14a-8(i)(1) and (2) Because the Proposal is Not a Proper Subject for Action by Stockholders under Delaware Law, and Because the Proposal Would Cause Chevron to Violate Delaware Law.

Rule 14a-8(i)(1) permits the exclusion of stockholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Chevron is incorporated in the State of Delaware. The Proposal would require actions that, under Delaware law, are within the scope of the powers of Chevron's Board of Directors (the "Board") alone. The Staff has consistently permitted the exclusion of stockholder proposals mandating or directing a company's board of directors to take certain actions inconsistent with the discretionary authority provided to it under applicable state law. *See MGM Mirage* (avail. Feb. 6, 2008); *Cisco Systems, Inc.* (avail. July 29, 2005); *Constellation Energy Group, Inc.* (avail. Mar. 2, 2004); *Phillips Petroleum Co.* (avail. Mar. 13, 2002). In addition, Rule 14a-8(i)(2) permits a company to exclude a proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which it is subject. *See Kimberly-Clark Corp.* (avail. Dec. 18, 2009); *Bank of America Corp.* (avail. Feb. 11, 2009). For the reasons set forth below and in the legal opinion rendered by Chevron's special Delaware counsel, Richards, Layton & Finger, P.A., attached to this letter as **Exhibit B** (the "RLF Opinion"), Chevron believes that the Proposal may be excluded under Rules 14a-8(i)(1) and (i)(2).

The Proposal, if adopted, would amend Chevron's By-Laws to establish a Board committee on human rights. In addition, the proposed By-Law would require the committee to undertake a review of "the implications of company policies... for the human rights of individuals in the U.S. and worldwide, including assessing the impacts of company operations on resources and public welfare in host communities and the relationship of company operations and resources to any government security forces that secure company operations in those communities." Such a mandate from Chevron's stockholders to the Board impermissibly infringes on the Board's substantive authority to manage Chevron's business and affairs under the Delaware General Corporation Law (the "DGCL") and, therefore, is not a proper subject for stockholder action under Delaware law. Moreover, implementation of the Proposal would violate Delaware law because it would require Chevron's Directors to consider constituencies and factors other than the best interests of Chevron and its stockholders even without a finding that there are any rationally related benefits accruing to Chevron or its stockholders from the consideration of such constituencies and factors.

The directors of a Delaware corporation are vested with substantial discretion and authority to manage the business and affairs of the corporation. Under Section 141(a) of the DGCL "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." If there is to be any variation from the mandate of Section 141(a) it can only be as "otherwise provided in this chapter or in [the company's] certificate of incorporation." *Lehrman v. Cohen*, 222 A.2d 800, 808 (Del. 1966). Chevron's Certificate of Incorporation does not provide for any variation from the grant of power and authority to the Board as provided for in Section 141(a). Moreover, Chevron's Certificate of Incorporation does not grant Chevron stockholders the power to manage with respect to any specific matter or any general class of matters. The Board holds full and exclusive authority to direct Chevron's business and affairs. Consistent with Section 141(a), Article I, Section 1 of Chevron's By-laws provides that "[t]he business and affairs of Chevron Corporation... shall be managed by or under the direction of the [Board] or, if authorized by the Board, by or under the direction of one or more committees thereof, to the extent permitted by law and by the Board." Further, under Article I, Section 4, "[t]he Board may... establish committees of the Board with such powers, duties and rules of procedure as may be provided by the resolutions of the Board establishing such committees." A copy of Article I of Chevron's By-laws is attached hereto as **Exhibit C**.

The distinction set forth in the DGCL between the role of stockholders and the role of the board of directors is well-established. The Delaware Supreme Court has stated that "[a] cardinal precept of the [DGCL] is that directors, rather than shareholders, manage the business and affairs of the corporation." *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984). Directors may not delegate to others their decision-making authority on matters as to which they are required to exercise their business judgment; nor can a board delegate or abdicate this responsibility in favor of the stockholders themselves. *See Smith v. Van Gorkom*, 488 A.2d 858, 873 (Del. 1985).

As noted in the RLF Opinion, the DGCL "does not permit stockholders to compel directors, by virtue of a stockholder-adopted bylaw provision or otherwise, to take action on matters as to which the directors are required to exercise judgment in a manner that may in fact be contrary to the directors' own best judgment." Under Delaware law, it is well-established "that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made." *See CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 234-35 (Del. 2008). The Proposal would force the Directors to undertake a course of action that clearly falls within their sole managerial prerogative and substantive decision making, i.e. the decision of what issues the Board and Chevron should focus on and what resources should be expended for the benefit of stockholders. The proposed By-law would require this course of action even if the Board determined in its judgment, for example, that the issues were better suited for the full Board rather than a committee, or, alternatively, a different committee. Thus, as noted in the RLF Opinion, even though couched as a By-Law establishing a committee of the Board, the Proposal would nonetheless "have the effect of removing from directors in a very substantial way their duty to use their own best judgment" concerning the commitment of the Company's resources and is therefore not a proper subject for stockholder action under Delaware law.

As also noted in the RLF Opinion, implementation of the Proposal would violate Delaware law because it would require Chevron's Directors to consider constituencies and factors other than the best interests of Chevron and its stockholders even without a finding that there are any rationally related benefits accruing to Chevron or its stockholders from the consideration of such constituencies and factors. Under Delaware law, directors of a for-profit corporation are charged with a duty "to promote the value of the corporation for the benefit of its stockholders." *eBay Domestic Holdings, Inc. v. Newmark*, 2010 WL 3516473, at *23 (Del. Ch. Sept. 9, 2010). Where directors of a for-profit corporation, like Chevron, pursue any course of action that takes into account constituencies and factors other than the stockholders, they must first determine, in the exercise of their fiduciary duties, that "there are rationally related benefits accruing to the stockholders" from that chosen course of action. *Revlon Inc. v. MacAndrews & Forbes Holdings, Inc.*, 506 A.2d 173, 183 (Del.1986). The proposed By-Law would require the Directors appointed to the "Board Committee on Human Rights" to spend their time and Chevron's resources conducting a review of the implications and impacts of Chevron's policies and operations on human rights in the United States and worldwide, even without a finding that there are any rationally related benefits accruing to the stockholders from those activities and expenditures of resources. In that respect, the Proposal would violate Delaware law.

Although the Proposal states that nothing in the proposed By-Law "shall restrict the power of the Board to manage the business and affairs of the company," this is insufficient to remedy the defective nature of the Proposal. As noted in the RLF Opinion, this language merely acknowledges that the Proposal infringes on the Board's managerial power under Delaware law and does not remedy this problem in a way that would enable Chevron to implement the Proposal without requiring the committee to undertake the prescribed review in the prescribed manner. Under Delaware law, where a bylaw provision such as the one proposed by the Proponent would violate Delaware law it cannot be validly implemented through the bylaws. *See* DGCL Section 109(b) ("the bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees"). Accordingly, the Proposal is not a proper subject for stockholder action under Delaware law.

Based on the foregoing and the conclusions reached in the RLF Opinion, Chevron believes the Proposal may be excluded from Chevron's 2011 Proxy Materials under Rules 14a-8(i)(1) and (i)(2) because it is not a proper subject for action by Chevron's stockholders and, if implemented, would cause Chevron to violate Delaware law.

The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because Chevron Would Lack the Power or Authority to Implement the Proposal.

As noted above, if the Proposal were implemented it would cause Chevron to violate Delaware law. As also noted, under Delaware law, where a bylaw provision such as the one proposed by the Proponent would violate Delaware law it cannot be validly implemented through the bylaws. *See* DGCL Section 109(b). Accordingly, the Proposal may be excluded from Chevron's 2011 Proxy Materials because Chevron would lack the power and authority to implement the proposed By-law. *See, for example, Burlington Resources, Inc.* (avail. Feb. 7, 2003) (permitting exclusion of a proposal under Rules 14a-8(i)(2) and 14a-8(i)(6) where Delaware counsel opined that the proposal would violate Delaware law if implemented).

The Proposal May be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Related to Chevron's Ordinary Business Operations.

Chevron may exclude the proposal under Rule 14a-8(i)(7) because it deals with matters relating to Chevron's ordinary business operations. The term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations: first, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and second, the degree to which the proposal attempts to "micromanage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

Though couched in the context of human rights, the By-law, if adopted, would require the committee to review not only "the implications of company policies. . . for the human rights of individuals in the U.S. and worldwide" but also, among other things, "the relationship of company operations and resources to any government security forces that secure company operations in those communities." The latter focuses on tasks that are fundamental to Chevron management's ability to run Chevron on a day-to-day basis and are therefore not properly subject to a shareholder vote, namely: Chevron's security arrangements. Security arrangements at Chevron's operations around the globe are critical to its day-to-day operations and beyond meaningful shareholder oversight. These security arrangements may be handled at the local business unit level so that decisions can be made in a manner that is responsive to rapidly developing needs and concerns and ongoing business requirements. The decisions and considerations incident to these arrangements are necessarily complex. Moreover, whether coordinated with private third-party entities or host governments, these security arrangements are little different than vendor or supplier relationships, which the Staff has concurred are fundamental to management's ability to run a company on a day-to-day basis and within the scope of Rule 14a-8(i)(7). *See Continental Airlines, Inc.* (avail. Mar. 25, 2009); *Southwest Airlines Co.* (avail. Mar. 19, 2009, recon. denied June 16, 2009); *Dean Foods Co.* (avail. Mar. 9, 2007, recon. denied Mar. 22, 2007) *International Business Machines Corp.* (avail. Dec. 29, 2006); *PepsiCo, Inc.* (avail. Feb. 11, 2004); *Seaboard Corp.* (avail. Mar. 3, 2003).

We are aware that the Staff has denied no-action relief on prior occasions in connection with this particular proposal submitted to other companies by this Proponent. *See Bank of America Corp.* (avail. Feb. 29, 2008); *Yahoo! Inc.* (avail. Apr. 16, 2007). However, unlike the instant Proposal which also prescribes that the committee shall review "the relationship of company operations and resources to any government security forces that secure company operations in those communities," the mandated bylaw in *Bank of America* and *Yahoo!* required only that the committee "review the implications of company policies, above and beyond matters of legal compliance for the human rights of individuals in the U.S. and worldwide." *See also The Coca-Cola Co.* (avail. Jan. 16, 2008). The instant Proposal thus probes far more deeply into matters of a complex nature—i.e. Chevron's security arrangements—about which the Board and management, rather than stockholders, are in the best position to make an informed judgment. In this respect, the Proposal intrudes more specifically and directly into a matter that is not a proper subject for shareholder action and intrudes upon the authority of the Board and management to determine how best to address these matters.

Because the Proposal implicates ordinary business operations—i.e. Chevron's security arrangements—it does not matter that it raises an arguably significant policy issue that may be outside the scope of Rule 14a-8(i)(7). The Staff has consistently permitted companies to omit proposals that touch upon significant policy issues if the proposal nevertheless implicates ordinary business operations. For example, in *Xerox Corp.* (avail. Jan. 11, 1996), the Staff concurred that Xerox could omit from its proxy materials a proposal which requested, among other things, that the company appoint a committee to review and report to stockholders on the company's "adherence to basic human rights and environmental standards" of its major overseas "suppliers, affiliates and subsidiaries." Xerox argued that the statements in the proposal were broad and as a general matter fell within the company's ordinary business conduct as relating to employment matters. The Staff concurred that there was a basis for excluding the proposal under Rule 14a-8(i)(7) even though it was couched in the context of human rights. Similarly, in *Medallion Financial Corp.* (avail. May 11, 2004), the proposal requested that the company engage an investment banking firm to "evaluate alternatives to maximize stockholder value including a sale of the company." Although the proposal specifically addressed a sale of the entire company—a matter which the Staff has viewed as raising significant policy issues—the proposal also touched upon ordinary business operations and the Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7). More recently, in *Union Pacific Corp.* (avail. Feb. 25, 2008), the company was able to exclude a proposal requesting information on its efforts to safeguard the security of the company's operations from a terrorist attack or "other homeland security incidents." Union Pacific argued that the proposal was excludable in its entirety because the scope of "homeland security incidents" encompassed routine aspects of the company's operations. *See also General Electric Co.* (avail. Feb. 3, 2005) (concurring in exclusion of proposal relating to "the elimination of jobs within the company and/or the relocation of US-based jobs by the company to foreign countries" even though the proposal also related to offshore relocation of jobs); *Capital One Financial Corp.* (avail. Feb. 3, 2005) (same); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

Accordingly, it is not necessary to consider whether the Proposal may touch upon significant policy issues, since it also addresses ordinary business issues, i.e. security arrangements at Chevron's operations. Thus, the entire proposal may be excluded under Rule 14a-8(i)(7).

CONCLUSION

For the reasons cited above, we respectfully request that the Staff concur that it will take no action if Chevron excludes the Proposal from its 2011 Proxy Materials. If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 842-2796.

Sincerely yours,



Christopher A. Butner
Assistant Secretary and Managing Counsel

Enclosures

cc: Lydia I. Beebe, Chevron Corporation
R. Hewitt Pate, Chevron Corporation
John C. Harrington, Harrington Investments

BOARD COMMITTEE ON HUMAN RIGHTS

RESOLVED: To amend Article I of the By-Laws, by inserting after Section 5, a new Section 6.

SECTION 6. Board Committee on Human Rights. There is established a Board Committee on Human Rights, to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide, including assessing the impacts of company operations on resources and public welfare in host communities and the relationship of company operations and resources to any government security forces that secure company operations in those communities.

The Board of Directors is authorized, by resolution, in its discretion and consistent with these By-Laws, the Articles of Incorporation and applicable law to: (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt a charter to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the findings of the Board Committee, and (5) any other measures within the Board's discretion consistent with these By-Laws and applicable law. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

SUPPORTING STATEMENT

The proposed by-law would establish a separate Board Committee on Human Rights, which would elevate board level oversight and governance regarding human rights issues raised by the company's activities and policies. Human rights abuses have been alleged in association with Chevron operations in the U.S., Angola, Australia, Burma, Canada, Chad, Cameroon, Colombia, Venezuela, Ecuador, Indonesia, Iraq, Kazakhstan, Turkmenistan, Nigeria, the Philippines, Thailand, Azerbaijan, Georgia, Turkey, and Mexico.

The company currently has a Human Rights policy and subscribes to the Voluntary Principles on Security and Human Rights. However, the extent of Board level oversight of continuing human rights challenges facing the company is considered inadequate by the proponent. Although the board currently may address some human rights challenges facing our company through the public policy committee's broader mandate to address social and environmental issues, the proponent believes the issues facing the company regarding human rights concerns in the communities in which it operates are so severe that they merit oversight of a separate board committee with a more specific fiduciary mandate on human rights. In defining "human rights," proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmark or reference documents.

The proposed by-law would establish the vehicle of a Board Committee, but would leave the process of appointment and implementation of the Committee to the full board Board of directorsDirectors.


HARRINGTON
INVESTMENTS, INC

December 14, 2010

Chevron Corporation
Attn: Corporate Secretary and Chief Governance Officer
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324
RE: Shareholder Proposal

Dear Corporate Secretary,

As a beneficial owner of Chevron Corporation company stock, I am submitting the enclosed shareholder resolution for inclusion in the 2011 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Chevron Corporation common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,



John Harrington

dw

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

charles SCHWAB
INSTITUTIONAL

December 29, 2010

Chevron Corporation
Attn: Corporate Secretary and Chief Governance Officer
6001 Bollinger Canyon Roadnm
San Ramon, CA 94583-2324

RE: John Harrington
Chevron Company (CVX) Stock Ownership

Dear Secretary:

This letter is to verify that John C. Harrington has continuously held at least $2000 in market value of Chevron Corporation stock for at least one year prior to December 14, 2010 (December 14, 2009 to present). This letter also verifies that Charles Schwab & Company is the record holder of these shares.

If you need additional information to satisfy your requirements, please contact me at 877-615-2386.

Sincerely,



Alisa Scott
Charles Schwab Advisor Services Group

CC: John Harrington

RICHARDS LAYTON & FINGER

January 24, 2011

Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: Stockholder Proposal Submitted by John Harrington

Ladies and Gentlemen:

We have acted as special Delaware counsel to Chevron Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by John Harrington of Harrington Investments, Inc. (the "Proponent") that the Proponent intends to present at the Company's 2011 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on May 30, 2008 (the "Certificate of Incorporation");

(ii) the By-Laws of the Company, as amended on September 29, 2010 (the "By-Laws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above; and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED: To amend Article I of the By-Laws, by inserting after Section 5, a new Section 6.
>
> SECTION 6. Board Committee on Human Rights. There is established a Board Committee on Human Rights, to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide, including assessing the impacts of company operations on resources and public welfare in host communities and the relationship of company operations and resources to any government security forces that secure company operations in those communities.
>
> The Board of Directors is authorized, by resolution, in its discretion and consistent with these By-Laws, the Articles of Incorporation and applicable law to: (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt a charter to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the findings of the Board Committee, and (5) any other measures within the Board's discretion consistent with these By-Laws and applicable law. Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

DISCUSSION

You have asked our opinion as to whether implementation of the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law, because it is not stated in precatory language such that it suggests or recommends that the Company's directors take certain actions, but rather purports to obligate the directors to take those actions. Specifically, the Proposal provides that "[t]here is established a Board Committee on Human Rights, to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide, including the impacts of company operations...." Such a mandate from the stockholders to the directors impermissibly infringes on the directors' substantive authority to manage the business and affairs of the Company under the General Corporation Law and, therefore, is not a proper subject for stockholder action under Delaware law. Moreover, implementation of the Proposal would require the Company's directors to consider constituencies and factors (other than the best interests of the Company and its stockholders) without first determining, in the exercise of their fiduciary duties, whether there are any rationally related benefits accruing to the stockholders from the consideration of such constituencies and factors, and, as a result, would violate Delaware law.

As a general matter, the directors of a Delaware corporation are vested with substantial discretion and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a). Significantly, if there is to be any variation from the mandate of Section 141(a), it can only be as "otherwise provided in this chapter or in its certificate of incorporation." See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not otherwise provide for any variation from the grant of power and authority to the Board of Directors of the Company (the "Board") provided for in Section 141(a) of the General Corporation Law. In particular, the Certificate of Incorporation does not grant the stockholders of the Company power to manage the Company with respect to any specific matter or any general class of matters. Thus, under the General Corporation Law, the Board is vested with the full and exclusive authority to direct the business and affairs of the Company.

The distinction set forth in the General Corporation Law between the role of stockholders, on the one hand, and the role of the board of directors, on the other, is well established. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). This principle has long been recognized in Delaware. Thus, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated that "the board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation," adding that "[t]he directors, not the stockholders, are the managers of the business affairs of the corporation." See 8 Del. C. § 141(a)l see also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d 800.

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., 1985 WL 44684, at *3 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., 1983 WL 8936, at *18-19 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Commc'ns Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985).

In exercising their discretion concerning the management of the corporation's affairs, directors are not obligated to act in accordance with the desires of the holders of a majority of the corporation's shares. See Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), aff'd, 571 A.2d 1140 (Del. 1989). For example, in Abercrombie v. Davies, 123 A.2d 893 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the plaintiffs challenged an agreement among certain stockholders and directors which, among other things, purported to irrevocably bind directors to vote in a predetermined manner even though the vote might be contrary to their own best judgment. The Court of Chancery concluded that the agreement was an unlawful attempt by stockholders to encroach upon directorial authority. The Court noted that it could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters," noting that while "the stockholders could agree to a course of persuasion," they could not "under the present law commit the directors to a procedure which might force [the directors] to vote contrary to their own best judgment." Abercrombie, 123 A.2d at 899-900 (citations omitted).

In our opinion, the General Corporation Law does not permit stockholders to compel directors, by virtue of a stockholder-adopted bylaw provision or otherwise, to take action on matters as to which the directors are required to exercise judgment in a manner that may in fact be contrary to the directors' own best judgment. As stated by the Delaware Supreme Court, "[i]t is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made." CA, Inc. v. AFSCME Emps. Pension Plan, 953 A.2d 227, 234-35 (Del. 2008). Yet that is exactly what the Proposal seeks to do. Through the Proposal, the Proponent would force the directors to undertake a course of action that clearly falls within their sole managerial prerogative and substantive decision-making, i.e., the decision of what issues the Company should focus on for the benefit of its stockholders. The Proposal does not purport to address the process by which decisions of the Board may be made, but rather makes the substantive decision whether such review should be undertaken at all.

Implementation of the Proposal would also violate Delaware law in that it would require the directors to consider constituencies and factors (other than the best interests of the Company and its stockholders) without first determining, in the exercise of their fiduciary duties, whether there are rationally related benefits accruing to the stockholders from the consideration of such constituencies and factors. Under Delaware law, directors of a for-profit corporation are charged with a duty "to promote the value of the corporation for the benefit of its stockholders." See eBay Domestic Holdings, Inc. v. Newmark, 2010 WL 3516473, at *23 (Del. Ch. Sept. 9, 2010) ("Having chosen a for-profit corporate form, the craigslist directors are bound by the fiduciary duties and standards that accompany that form. Those standards include acting to promote the value of the corporation for the benefit of its stockholders."). Where directors of a for-profit corporation, like the Company, pursue any course of action that takes into account constituencies and factors other than the stockholders, they must first determine, in the exercise of their fiduciary duties, that "there are rationally related benefits accruing to the stockholders" from that chosen course of action. See Revlon Inc., 506 A.2d 173 at 183 ("Although such considerations [of non-stockholder corporate constituencies and interests] may be permissible, there are fundamental limitations upon that prerogative. A board may have regard for various constituencies in discharging its responsibilities, provided there are rationally related benefits accruing to the stockholders."). The Proponent's bylaw would require the directors appointed to the "Board Committee on Human Rights" to spend their time and the Company's resources conducting a review of the implications and impacts of Company policies and operations on human rights in the United States and worldwide, even if those directors determine that there are no rationally related benefits accruing to the stockholders from those activities and expenditures of resources. In that respect, it would violate Delaware law.

That the mandates set forth in the Proposal are imposed in the guise of a bylaw establishing a board committee does not affect our conclusions as set forth herein. If the Proponent is permitted to put forth the by-law amendment contemplated by the Proposal, which would require a committee of the Board to consider human rights, then what would prevent a stockholder from proposing to form a committee of the Board to decide every other substantive business decision that the Board is tasked with making? Such a result would be directly contrary to Delaware law. See, e.g., Spiegel v. Buntrock, 571 A.2d 767, 772-73 (Del. 1990) ("A basic principle of the General Corporation Law is that directors, rather than shareholders, manage the business and affairs of the corporation."); Pogotstin v. Rice, 480 A.2d 619, 624 (Del. 1984) ("[T]he bedrock of the General Corporation Law of the state of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."); Grimes v. Donald, 1995 WL 54441, at *11 (Del. Ch. Jan. 11, 1995) ("Ultimately, it is the responsibility and duty of the elected board to determine corporate goals, to approve strategies and plans to achieve those goals and to monitor progress toward achieving them."). Though couched as a bylaw establishing a committee of the Board, the Proposal would nonetheless "have the effect of removing from directors in a very substantial way their duty to use their own best judgment" concerning the commitment of the Company's resources. See Abercrombie, 123 A.2d at 899.

We note that the Proponent has included in the Proposal a provision stating that "[n]othing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company." In our view, this language merely acknowledges that the Proposal infringes on the Board's managerial power under Delaware law; it does not remedy this problem. There is no way to implement the Proposal without requiring the "Board Committee on Human Rights" to undertake the human rights review, and to perform the other obligations, mandated by the proposed bylaw. Further, under Delaware law, where a bylaw provision, such as the one proposed by the Proponent, would violate Delaware law it cannot be validly implemented through the bylaws. See 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added). Accordingly, the Proposal not a proper matter for stockholder action under Delaware law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders, would violate the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

JMZ/MRW

Exhibit C

BY-LAWS

of

CHEVRON CORPORATION

As Amended September 29, 2010

ARTICLE I.

The Board of Directors

SECTION 1. ***Authority of Board.*** The business and affairs of Chevron Corporation (herein called the "Corporation") shall be managed by or under the direction of the Board of Directors (the "Board") or, if authorized by the Board, by or under the direction of one or more committees thereof, to the extent permitted by law and by the Board. Except as may be otherwise provided by law or these By-Laws or, in the case of a committee of the Board, by applicable resolution of the Board or such committee, the Board or any committee thereof may act by unanimous written consent or, at an authorized meeting at which a quorum is present, by the vote of the majority of the Directors present at the meeting. Except as may be otherwise provided by law, the Board shall have power to determine from time to time whether, and if allowed, when and under what conditions and regulations any of the accounts and books of the Corporation shall be open to inspection.

SECTION 2. ***Number of Directors; Vacancies.*** The authorized number of Directors who shall constitute the Board shall be fixed from time to time by resolution of the Board approved by at least a majority of the Directors then in office, provided that no such resolution other than a resolution to take effect as of the next election of Directors by the stockholders shall have the effect of reducing the authorized number of Directors to less than the number of Directors in office as of the effective time of the resolution.

Whenever there shall be fewer Directors in office than the authorized number of Directors, the Board may, by resolution approved by a majority of the Directors then in office, choose one or more additional Directors, each of whom shall hold office until the next annual meeting of stockholders and until his or her successor is duly elected.

SECTION 3. ***Authorized Meetings of the Board.*** The Board shall have authority to hold annual, regular and special meetings. An annual meeting of the Board may be held immediately after the conclusion of the annual meeting of the stockholders. Regular meetings of the Board may be held at such times as the Board may determine. Special meetings may be held if called by the Chairman of the Board, a Vice-Chairman of the Board, or by at least one third of the Directors then in office.

Notice of the time or place of a meeting may be given in person or by telephone by any officer of the Corporation, or transmitted electronically to the Director's home or office, or entrusted to a third party company or governmental entity for delivery to the Director's business address. Notice of annual or regular meetings is required only if the time for the meeting is changed or the meeting is not to be held at the principal executive offices of the Corporation. When notice is required, it shall be given not less than four hours prior to the time fixed for the meeting; provided, however, that if notice is transmitted electronically or entrusted to a third party for delivery, the electronic transmission shall be effected or the third party shall promise delivery by not later than the end of the day prior to the day fixed for the meeting. The Board may act at meetings held without required notice if all Directors consent to the holding of the meeting before, during or after the meeting.

At all meetings of the Board, a majority of the Directors then in office shall constitute a quorum for all purposes. If any meeting of the Board shall lack a quorum, a majority of the Directors present may adjourn the meeting from time to time, without notice, until a quorum is obtained.

SECTION 4. ***Committees.*** The Board may, by resolution approved by at least a majority of the authorized number of Directors, establish committees of the Board with such powers, duties and rules of procedure as may be provided by the resolutions of the Board establishing such committees. Any such committee shall have a secretary and report its actions to the Board.

SECTION 5. ***Compensation.*** Directors who are not also employees of the Corporation shall be entitled to such compensation for their service on the Board or any committee thereof as the Board may from time to time determine.